LAWTER INTERNATIONAL INC. LETTERHEAD

                                  May 4, 1999

Dear Stockholder:

     We are pleased to inform you that Lawter International, Inc. (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Eastman Chemical Company ("Parent") and Lipstick Acquisition Corp. ("Purchaser"). Pursuant to the Merger Agreement, Purchaser today commenced a tender offer to purchase all outstanding shares of the Company's common stock at $12.25 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger of Purchaser with and into the Company. In the merger, each outstanding share of common stock will be converted into $12.25 in cash (other than shares held by Parent or any of its subsidiaries, the Company or any of its subsidiaries, and dissenting stockholders).

     Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and determined that the tender offer and merger are fair to, and in the best interest of, the stockholders. Accordingly, the Board of Directors recommends that stockholders accept the offer and tender their shares.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of ABN AMRO Incorporated that the cash consideration of $12.25 per share to be received by stockholders pursuant to the offer and the merger is, as of the date of such opinion and based upon and subject to certain matters and assumptions stated therein, fair to such stockholders from a financial point of view. You are urged to read such opinion, which is included as Annex A to the enclosed Schedule 14D-9, in its entirety.

     In addition to the attached Schedule 14D-9 relating to the tender offer, also enclosed is the Offer to Purchase, dated May 4, 1999, of Purchaser, together with related materials. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

                                             Sincerely,
                                        /s/ John O'Mahoney

                                             Chairman and
                                             Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           LAWTER INTERNATIONAL, INC.
                           (Name of Subject Company)

                           LAWTER INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   520786104
                     (CUSIP Number of Class of Securities)

                               JOHN P. O'MAHONEY
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           LAWTER INTERNATIONAL, INC.
                                 ONE TERRA WAY
                                8601 95TH STREET
                       PLEASANT PRAIRIE, WISCONSIN 53158
                                 (414) 947-7300

  (Name, Address and Telephone Number of Persons Authorized to Receive Notice
        and Communications on Behalf of the Person(s) Filing Statement)
                            ------------------------

                                With a copy to:

                                J. CRAIG WALKER
                               BELL, BOYD & LLOYD
                       70 WEST MADISON STREET, SUITE 3300
                          CHICAGO, ILLINOIS 60602-4207
                                 (312) 372-1121
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

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Lawter International, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is One Terra Way, 8601 95th Street, Pleasant Prairie, Wisconsin 53158. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $1.00 per share (the "Common Stock"). Unless the context otherwise requires, as used herein, the term "Shares" shall mean shares of the Common Stock.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") by Lipstick Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Eastman Chemical Company, a Delaware corporation ("Parent"), to purchase all the issued and outstanding Shares at a price of $12.25 per Share, net to the seller in cash, without interest thereon, subject to the terms and conditions set forth in Purchaser's Offer to Purchase, dated May 4, 1999, and the related Letter of Transmittal (together with the Offer to Purchase, the "Offer Documents"). The Offer is described in the Tender Offer Statement on
Schedule 14D-1 filed by Purchaser with the Securities and Exchange Commission on May 4, 1999 (as amended or supplemented, the "Schedule 14D-1"). The Offer Documents indicate that the principal executive offices of Purchaser and Parent are located at 100 N. Eastman Road, Kingsport, Tennessee 37660.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of April 27, 1999 (the "Merger Agreement") by and among the Company, Purchaser and Parent. The Merger Agreement, which is Exhibit 1 to this Schedule 14D-9, is incorporated herein by reference in its entirety.

     The Merger Agreement provides that, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent, or Shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law) will be converted, by virtue of the Merger and without any action by the holder thereof, into the right to receive $12.25 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Offer Price"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its direct and indirect subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Schedule I attached to this Schedule 14D-9 and incorporated herein by reference.

     Except as described below in this Item 3(b) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with the Commission as an exhibit to this Schedule 14D-9. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, at the places and in the manner as set forth in Section 9 of Purchaser's Offer to Purchase, which is enclosed with this
Schedule 14D-9.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The obligation of the Purchaser to accept for payment and pay for any Shares validly tendered and not withdrawn prior to the expiration of the Offer is conditioned upon satisfaction of the Minimum Condition and the satisfaction or waiver of the conditions described in Annex A to the Merger Agreement. The Merger Agreement provides that the Purchaser may not amend or waive the Minimum Condition, or decrease the Offer Price or the number of Shares sought, or amend any other condition of the Offer in any manner adverse to the holders of Shares without the written consent of the Company. Notwithstanding the foregoing provisions, if on the initial scheduled expiration of the Offer (as it may be extended), all conditions to the Offer have not been satisfied or waived, the Offer may be extended from time to time until October 31, 1999. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or any of its subsidiaries which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") so that the percentage of Parent's nominees on the Company Board equals the percentage of outstanding Shares beneficially owned by Parent, the Purchaser and their affiliates. The Company will, upon request of Parent, use its best efforts promptly either to increase the size of the Company Board or to secure the resignations of incumbent directors, or both, and cause Parent's designees to be so elected or appointed to the Company Board. Notwithstanding the foregoing, until the effective time of the Merger (the "Effective Time"), the Company will use its reasonable efforts to retain as members of the Company Board at least two directors who were directors of the Company on the date the Merger Agreement was executed; provided, that, subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent will always have its designees represent at least a majority of the entire Company Board. The Company's obligation to elect or appoint Parent's designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of Parent's designees to the Company Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser, or any waiver of any condition or any of the Company's rights thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement, which action will be deemed to constitute the action of the full Company Board; provided, that, if there are no such directors, such actions may be effected by the majority vote of the entire Company Board, and provided, further, that if there are no such directors, the Merger Agreement may not be amended to reduce the Merger Consideration to be less than the Offer Price or otherwise amended in a manner materially adverse to the holders of Shares other than Parent and the Purchaser.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned Subsidiary of Parent. At Parent's election, the Merger may be restructured so that the Company is merged with and into Parent or any other direct or indirect Subsidiary of Parent or so that any direct or indirect Subsidiary of Parent other than the Purchaser is merged with and into the Company. At the Effective Time, each issued and outstanding Share (other than Shares owned by Parent, the Purchaser or any other wholly owned Subsidiary of Parent, Shares owned by the Company as treasury stock and Shares held by holders who perfect any available dissenters rights under the Delaware General Corporation Law ("DGCL")) will be converted into the right to receive the Offer Price, without interest thereon, and each issued and outstanding share of common stock of the Purchaser will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     Treatment of Options. The Merger Agreement provides that Parent and the Company will take all actions necessary so that, as of the Effective Time, each outstanding option to purchase Shares which has been granted under the Company's stock option plans, whether or not then vested or exercisable, will be cancelled. In consideration for such cancellation, Parent will, or will cause the Surviving Corporation to, pay to the holder of each option to purchase Shares, an amount equal to the product of (A) the excess, if any, of the Offer Price over the per share exercise price thereof and (B) the number of Shares subject to such option. The Merger Agreement provides that the Company will take all actions necessary so that, as of the Effective Time, all plans, programs or arrangements of the Company providing for the issuance or grant of options or other interests in the capital stock of the Company will be terminated.

     Conditions. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger, of each of the following conditions: (a) the Merger Agreement and the Merger have been approved and adopted by the requisite vote of the holders of Shares if required by the DGCL in order to consummate the Merger; (b) no statute, rule, order, decree or regulation has been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger and all foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement have been obtained and are in effect at the Effective Time; (c) there is no order or injunction of a foreign or United States federal or state court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and (d) Parent, the Purchaser or their affiliates have purchased Shares pursuant to the Offer.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, (i) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and will use its best efforts to cause a definitive Proxy Statement to be mailed to its stockholders; (iii) include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement; and (iv) use its best efforts to solicit from holders of Shares proxies in favor of the Merger and take all other action necessary to secure any stockholder approval required by the DGCL to effect the Merger. In the event that Parent, the Purchaser or any other Subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer, exercise of the option granted pursuant to the Stock Option Agreement or otherwise, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with the DGCL.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things (i) organization, good standing and Subsidiaries, (ii) capitalization, (iii) authorization, validity of the Merger Agreement and the Stock Option Agreement and all required Company action taken with respect to the Offer and the Merger, (iv) vote required to approve the Merger, (v) required consents or approvals, (vi) no material misstatements in filings made with the Commission or financial statements, (vii) absence of material adverse changes, (viii) no undisclosed liabilities, (ix) no misstatements or omissions of a material fact in the Schedule 14D-9, Proxy Statement or other filings with the Commission with respect to the Offer and the Merger, (x) employee benefit plans and ERISA, (xi) litigation, (xii) compliance with environmental laws and regulations, (xiii) tax returns and tax liabilities,
(xiv) labor relations, (xv) compliance with laws,

(xvi) insurance, (xvii) material contracts, (xviii) accounts receivable, (xix) valid title to, or leasehold interests in, property, (xx) valid title to, or leasehold interests in, plant and equipment, (xxi) all necessary permits and licenses, (xxii) intellectual property, (xxiii) Year 2000 issues, (xxiv) major customers, (xxv) receipt of fairness opinion from financial advisor and (xxvi) full disclosure. In addition, the Merger Agreement contains representations by Parent and the Purchaser as to, among other things, (i) organization and good standing, (ii) authorization, validity of the Merger Agreement and the Stock Option Agreement and all required Parent and Purchaser action taken with respect to the Offer and the Merger, (iii) required consents or approvals, (iv) no misstatements or omissions of a material fact in the Schedule 14D-1 or other filings with the Commission with respect to the Offer and the Merger, (v) financing the Offer and the Merger and (vi) operations of the Purchaser.

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that after the date of the Merger Agreement and prior to the Effective Time, unless Parent otherwise agrees in writing or except as otherwise contemplated by the Merger Agreement:

          (a) the business of the Company and each of its Subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its Subsidiaries will use its reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

          (b) the Company will not, and will not permit its Subsidiaries to: (i) amend its certificate of incorporation or by-laws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (iii) issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its Subsidiaries, other than Shares reserved for issuances pursuant to the exercise of stock options outstanding on the date of the Merger Agreement;
     (iv) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of its Subsidiaries; or (v) redeem, purchase or otherwise acquire directly or indirectly any shares of its capital stock or any instrument or security which consists of or includes a right to acquire such shares;

          (c) the Company will not, and will not permit any of its Subsidiaries to, transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any assets other than in the ordinary and usual course of business and consistent with past practice, provided that such transactions, other than sales of inventory, do not exceed $25,000 per transaction and $250,000 in the aggregate and other than sales of specified property, provided, however, that Parent's consent is required for any indemnification provision or for the incurrence or obligation to incur any environmental remediation costs related to any such sale of property;

          (d) the Company will not, and will not permit any of its Subsidiaries to, acquire or publicly propose to acquire or agree to acquire (i) by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets except purchases of assets in the ordinary course of business consistent with past practice and which do not individually exceed $150,000 or in the aggregate $1,500,000 and other than a purchase of specified property;

          (e) the Company will not, and will not permit any of its Subsidiaries to: (i) grant any increase in the compensation payable or to become payable by the Company or any of its Subsidiaries to any of its executive officers or employees or (A) enter into or adopt any new, or (B) amend or otherwise increase, or accelerate the payment or vesting of any benefit or amount payable or to become payable under any bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, or other contract, agreement, commitment, arrangement, plan, trust fund or policy maintained or contributed to or entered into by the Company or any of its Subsidiaries; or (ii) enter into any employment (other than "at will") or severance agreement with or, except in accordance with the written policies of the Company existing on the date of the Merger Agreement, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries;

          (f) the Company will not, and will not permit any of its Subsidiaries to, (i) except in the ordinary course of business consistent with past practice, enter into new contracts, modify, amend, terminate, renew or fail to use reasonable business efforts to renew any contract or agreement to which the Company or any of its Subsidiaries is a party, which is material to the Company and its Subsidiaries taken as a whole and provided that the term of any new contract or any contract modification, amendment or renewal does not exceed twelve (12) months and, provided further, that no loans or advances may be made or extended to any customers in connection with any such contract, modification, amendment or renewal, or waive, release or assign any material rights or claims therein, or (ii) enter into, modify, amend or renew any contract or agreement outside the ordinary course of business or on a basis not consistent with past practice if the dollar value of such new contract or agreement, or existing contract or agreement as so amended, modified or renewed, is or would be in excess of $150,000 (not to exceed $1,500,000 in the aggregate) or have an initial term (or a renewal or extension term) greater than twelve (12) months;

          (g) the Company will, and will cause each of its Subsidiaries to, maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for companies engaged in the business of the Company and its Subsidiaries, consistent with the Company's past practices;

          (h) the Company will not, and will not permit any of its Subsidiaries to: (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries of the Company consistent with past practice); or (iv) make any new capital expenditure or expenditures which exceed the amounts budgeted therefor in the 1999 capital expenditure budget for the Company;

          (i) the Company will not, and will not permit any of its Subsidiaries to, change any of the accounting principles used by it except as required by law, rule, regulation or United States generally accepted accounting principles;

          (j) the Company will not, and will not permit any of its Subsidiaries to, make any material Tax election other than in the ordinary course of business and consistent with past practice, or settle or compromise any Tax liability in excess of $100,000 arising from or in connection with any single issue;

          (k) the Company will not, and will not permit any of its Subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, (i) in the ordinary course of business and consistent with past practice, properly reflected or reserved against in the consolidated financial statements (or the notes thereto) as of and for the fiscal year ended December 31, 1998 of the Company and its consolidated Subsidiaries,
     (ii) incurred since December 31, 1998 in the ordinary course of business and consistent with past practice or (iii) which are immaterial in nature and amount;

          (l) the Company will not, and will not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

          (m) the Company will not, and will not permit any of its Subsidiaries to, amend, renew, terminate or cause to be extended any lease, agreement or arrangement relating to any of its leased real properties or enter into any lease, agreement or arrangement with respect to any real property;

          (n) the Company will, and will cause each of its Subsidiaries to, use reasonable best efforts to maintain in effect all existing Permits that are material to the operations of the Company or any of its Subsidiaries;

          (o) subject to certain other restrictions set forth in the Merger Agreement, the Company will not, and will not permit any of its Subsidiaries to, enter into any agreement or arrangement with any of their respective affiliates other than such agreements and arrangements as are entered into in the usual, ordinary and regular course of business and which have been negotiated on an arms-length basis and are no less favorable to the Company or its Subsidiaries than the Company or such Subsidiary would have obtained from an unaffiliated third party;

          (p) the Company will not, and will not permit any of its Subsidiaries to, take, or agree to commit to take, any action that (i) would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, (ii) would result in any of the conditions to the Offer or any conditions to the consummation of the Merger not being satisfied, or (iii) would materially impair the ability of the Company, Parent or the Purchaser to consummate the Offer or the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; and

          (q) the Company will not, and will not permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement in accordance with its terms or the expiration of the Offer without Parent or the Purchaser or their affiliates, as the case may be, having purchased any Shares pursuant thereto, neither the Company nor any of its Subsidiaries or affiliates will (and the Company will use its reasonable best efforts to cause its and each of its Subsidiaries' officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, provide any information to, or enter into any agreement with, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any merger, business combination, tender offer, exchange offer, sale of assets (other than as expressly permitted by Section 5.1 of the Merger Agreement), sale of shares of capital stock or debt securities or similar transactions involving the Company or any Subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). The Company also agreed to immediately cease any existing activities, discussions or negotiations with any other persons with respect to any of the foregoing. Notwithstanding the foregoing, the Company may, directly or indirectly, provide access and furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group if (w) such entity or group has submitted an unsolicited bona fide written proposal to the Company Board relating to any such transaction, (x) such proposal provides for the acquisition for cash and/or publicly traded securities of all of the outstanding Shares, (y) the Company Board determines in good faith, after consultation with its independent financial advisor, that such proposal is financially superior to the Offer and the Merger and fully financed or reasonably capable of being financed, and (z) the Company Board determines in good faith, after consultation with independent legal counsel, that the failure to provide such information or access or to engage in such discussions or negotiations would violate their fiduciary duties to the Company's stockholders under applicable law. A proposal meeting all of the criteria in the preceding sentence is referred to in the Merger Agreement as a "Superior Proposal." The Merger Agreement does not prohibit the Company or the Company Board from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. The Company has agreed to immediately notify Parent of any Acquisition Proposal, or if an inquiry is made, to keep Parent fully apprised of all developments with respect thereto, to immediately provide to Parent copies of any written materials received by the Company in connection with any Acquisition Proposal or inquiry, and to identify the party making any Acquisition Proposal or inquiry or engaging in such discussion or negotiation. The Company has also agreed to promptly provide to Parent any non-public information concerning the Company provided to any other party which was not previously provided to Parent. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party. The Merger Agreement provides that, except in connection with the valid termination of the Merger Agreement in connection with a Superior Proposal, neither the Company Board nor any committee thereof shall (i) withdraw, or modify or change in a manner adverse to Parent or the Purchaser the approval or recommendation by the Company Board of the Offer, the Merger Agreement or the Merger or propose to do so, (ii) approve or recommend any Acquisition Proposal or propose to do so, or (iii) enter into any agreement (other than a confidentiality agreement) with respect to any Acquisition Proposal.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless to the fullest extent permitted under Delaware law the present and former officers, directors, employees and agents of the Company and its Subsidiaries against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation)) in connection with any claim, suit, action, proceeding or investigation that is, in whole or in part, based on or arising out of the fact that such person is or was a director, officer, employee or agent of the Company or its Subsidiaries and arising out of actions or omissions occurring at or prior to the Effective Time.

     The Merger Agreement further provides that for six years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain in effect, if available, directors' and officers' liability insurance covering those persons currently covered by the Company's directors' and officers' liability insurance policy, to the extent that it provides coverage for events occurring on or prior to the Effective Time, on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable than the terms of the Company's current policy. If the premium for such coverage exceeds 150% of the annual premium currently paid by the Company for such coverage, Parent or the Surviving Corporation are required only to purchase a policy with the greatest coverage available for an annual premium up to such amount.

     Termination. The Merger Agreement provides that it may be terminated or abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

          (a) by the mutual consent of the Parent Board and the Company Board.

          (b) by either of the Company Board or the Parent Board:

             (i) if Shares have not been purchased pursuant to the Offer on or prior to October 31, 1999; provided, that the right to terminate the Merger Agreement pursuant to this paragraph is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Purchaser to purchase Shares pursuant to the Offer on or prior to such date; or

             (ii) if any Governmental Entity has issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their reasonable efforts to lift), in each case permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable.

          (c) by the Company Board:

             (i) if, prior to the purchase of Shares pursuant to the Offer, the Company Board has withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve and permit the Company to execute a definitive agreement providing for a Superior Proposal; provided that (A) at least five business days prior to terminating the Merger Agreement pursuant to this paragraph the Company has provided Parent with written notice advising Parent that the Company Board has received a Superior Proposal that it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (B) the Company has caused its financial and legal advisors to negotiate in good faith with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated therein on such adjusted terms; and further provided that the Company may not terminate the Merger Agreement pursuant to this paragraph if the Company is in material breach of the Merger Agreement; or

             (ii) if, prior to the purchase of Shares pursuant to the Offer, Parent or the Purchaser breaches in any material respect any of its material covenants, agreements, representations or warranties contained in the Merger Agreement, which breach is incapable of being cured within 30 days of notice from the Company to Parent; or

             (iii) if Parent or the Purchaser has terminated the Offer, or the Offer has expired, without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this paragraph if the Company is in material breach of the Merger Agreement.

          (d) by the Parent Board:

             (i) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Section 14 below, Parent, the Purchaser, or any of their affiliates has failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided that Parent may not terminate the Merger Agreement pursuant to this paragraph if Parent or the Purchaser is in material breach of the Merger Agreement; or

             (ii) if prior to the purchase of Shares pursuant to the Offer, the Company Board has withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or has recommended an Acquisition Proposal or offer, or has executed an agreement in principle or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates (or the Company Board resolves to do any of the foregoing); provided that Parent may not terminate the Merger Agreement pursuant to this paragraph if Parent or the Purchaser is in material breach of the Merger Agreement; or

             (iii) if Parent or the Purchaser has terminated the Offer, or the Offer has expired without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent may not terminate the Merger Agreement pursuant to this paragraph if it or the Purchaser has failed to purchase Shares in the Offer in violation of the material terms thereof.

     Effect of Termination; Termination Fee. The Merger Agreement provides that in the event of termination, the Merger Agreement will forthwith become null and void, and there will be no liability on the part of Parent, the Purchaser or the Company except (A) for fraud or for willful material breach of the Merger Agreement and (B) as described below with respect to the payment of certain fees and expenses.

     Set forth below are the circumstances under which a Termination Fee (as defined below) is payable under the terms of the Merger Agreement. All references to paragraph numbers refer to the section entitled "Termination" above.

     If (w) the Company Board terminates the Merger Agreement pursuant to paragraph (c)(i), (x) the Parent Board terminates the Merger Agreement pursuant to paragraph (d)(ii), (y) the Company Board terminates the Merger Agreement pursuant to paragraph (b)(i) or paragraph (c)(iii) or the Parent Board terminates the Merger Agreement pursuant to paragraph (b)(i) or (d)(iii) and prior thereto there has been publicly announced another Acquisition Proposal or
(z) the Parent Board, due to a material breach of the

Merger Agreement by the Company, terminates the Merger Agreement pursuant to paragraph (d)(i) or (d)(iii), (each such case of termination being referred to as a "Trigger Event"), then the Company is obligated to pay to Parent $14 million. Such payment is due not later than one business day after such termination of the Merger Agreement except in the case of any termination by the Company pursuant to paragraph (c)(i), in which case, payment is due simultaneously with the termination.

     The Merger Agreement further provides that upon the termination of the Merger Agreement due to the occurrence of a Trigger Event, the Company will also promptly reimburse Parent for the actual, documented and reasonable out-of-pocket expenses of Parent, the Purchaser and their affiliates (including the fees and expenses of legal counsel, accountants, financial advisors, other consultants, financial printers and financing sources) ("Expenses") in connection with the Offer and the Merger Agreement, in an amount not to exceed $2.5 million.

     The Merger Agreement also provides that if the Company terminates the Merger Agreement pursuant to paragraph (c)(ii), and the Company is not in material breach of the Merger Agreement at the time of such termination, Parent will pay to the Company (not later than one business day after such termination) $14 million plus an amount not to exceed $2.5 million as reimbursement to the Company for its actual, documented and reasonable out-of-pocket Expenses.

     Fees and Expenses. The Merger Agreement provides that, except as set forth above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

STOCK OPTION AGREEMENT

     The following is a summary of certain provisions of the Stock Option Agreement. This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the full text of the Stock Option Agreement, a copy of which is filed with the Commission as an exhibit to this Schedule 14D-9. Capitalized terms not otherwise defined below have the meanings set forth in the Stock Option Agreement. The Stock Option Agreement may be examined, and copies obtained, at the places and in the manner as set forth in Section 9 of Purchaser's Offer to Purchase, which is enclosed with this Schedule 14D-9.

     Grant and Exercise of Option. Under the Stock Option Agreement, the Company has granted to the Purchaser an irrevocable option (the "Stock Option") to purchase up to that number of newly issued Shares that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding on a fully diluted basis (giving effect to the issuance of the Shares under the Stock Option) (up to a maximum of 19.9% of the Shares outstanding at the time of the grant of the Stock Option) at a price of $12.25 per Share. The Stock Option may be exercised by the Purchaser at any time after the acceptance for payment by the Purchaser of Shares pursuant to the Offer. The Stock Option will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time.

     Adjustment Upon Changes in Capitalization. The Stock Option Agreement provides that, in the event of any change in the number of issued and outstanding Shares by reason of any stock dividend, subdivision, merger, recapitalization, combination, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration or payment of any extraordinary dividend of cash or securities) which would have the effect of diluting or otherwise adversely affecting the Purchaser's rights and privileges under the Stock Option Agreement, the number and kind of the shares and the consideration payable in respect of the shares will be appropriately and equitably adjusted to restore to the Purchaser its rights and privileges under the Stock Option Agreement.

CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement. This summary is not a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed with the Commission as an exhibit to this Schedule 14D-9. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement. The Confidentiality Agreement may be examined, and copies obtained, at the places and in the manner as set forth in Section 9 of Purchaser's Offer to Purchase, which is enclosed with this Schedule 14D-9.

     Pursuant to the terms of the Confidentiality Agreement that Parent and the Company entered into on October 30, 1998, the Company and Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning each of them. The parties agreed that for a period of two years from the date of the Confidentiality Agreement that they will not knowingly, as a result of knowledge or information obtained from the exchange of certain confidential information (i) divert or attempt to divert any business or customer of the other party or any of its affiliates nor (ii) employ or attempt to employ or divert any employee of the party. The parties further agreed that, upon receipt of proprietary, non-public, confidential information, neither of them would propose to the other or any other person any transaction between the companies or their securityholders or involving any of their securities or securityholders unless the other company has requested in writing that such a proposal be made, and that neither company will acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, control of the other company or any of the other company's securities, businesses or assets for a period of two years from the date of the Confidentiality Agreement unless the other company has consented in advance in writing to such acquisition.

ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

EMPLOYMENT AGREEMENTS

     The Company currently maintains an employment agreement with John P. O'Mahoney, its Chairman and Chief Executive Officer, described under the section captioned "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" in Schedule I hereto. In the event of a change in control (as defined therein), that agreement contains provisions allowing Mr. O'Mahoney to terminate the agreement in exchange for a lump sum payment equal to all salary and benefits owed to him for the balance of the agreement term (three years from the date of the change in control) (i) if the location of the Company's office is changed by more than 150 miles or his position and duties are changed following the change in control, or (ii) upon giving written notice not less than six months nor more than 12 months after the change in control. The purchase of Shares pursuant to the Offer will constitute a change in control for purposes of that agreement. The lump sum amount that would be payable to Mr. O'Mahoney if that agreement were terminated in accordance with its terms would be approximately $1.2 million at April 30, 1999.

     Parent and the Company have agreed to new employment arrangements with Mr. O'Mahoney that, effective upon the date that a majority of Shares are acquired by Parent (the "Acquisition Date"), will replace Mr. O'Mahoney's current employment agreement with the Company. The following is a summary of certain provisions of the new agreement. This summary is not a complete description of the terms and conditions of the new agreement and is qualified in its entirety by reference to the full text of the new agreement, a copy of which is filed with the Commission as an exhibit to this Schedule 14D-9. Capitalized terms not otherwise defined below shall have the meanings set forth in the new agreement. The new agreement may be examined, and copies obtained, at the places and in the manner as set forth in Section 9 of Purchaser's Offer to Purchase, which is enclosed with this Schedule 14D-9.

     The new agreement provides that in lieu of any payment under Mr. O'Mahoney's current agreement Mr. O'Mahoney will be employed by Parent for an initial period of two years after the Acquisition Date, at an initial annual base salary of $350,000, subject to increase at the discretion of Parent, and will receive fringe benefits and perquisites at least equal to those received by Mr. O'Mahoney immediately before the date of the new agreement. The new agreement also provides that Mr. O'Mahoney will receive, upon the Acquisition Date, a signing bonus of $100,000 in cash and a grant of shares of restricted stock of Parent with a value of $300,000 and, provided his employment with Parent continues on the day following the first anniversary of the Acquisition Date, a grant of shares of restricted stock of Parent with a value of $300,000 on such day. In addition, after executing the Merger Agreement on April 27, 1999, Parent agreed to grant to Mr. O'Mahoney, upon Parent becoming an owner of a majority of the issued and outstanding Shares (provided that such date is not later than October 31, 1999), an option to purchase 5,000 shares of common stock of Parent at an exercise price equal to the stock's closing price on the last regular trading day of the New York Stock Exchange immediately preceding the grant date. The option is exercisable in two equal installments on each of the first and second anniversaries of the grant date.

     Pursuant to the new agreement, if Parent terminates Mr. O'Mahoney's employment without cause, as defined in the agreement, then Parent will pay Mr. O'Mahoney an amount equal to the amount of salary he would have earned during the remaining initial two-year term of that Agreement. In addition, if Mr. O'Mahoney's employment is terminated without cause (i) on or before the first anniversary of the Acquisition Date, then he will receive a cash payment of $300,000 and all restrictions on his restricted stock will be lifted, or (ii) after the day following the first anniversary of the Acquisition Date but before the second anniversary of the Acquisition Date, then all restrictions on his restricted stock will be lifted. If Mr. O'Mahoney terminates his employment or if Parent terminates Mr. O'Mahoney's employment for cause, then Mr. O'Mahoney will not receive any payments other than payments owed to him up to the date of his termination. That agreement also provides that for a period of eighteen months following Mr. O'Mahoney's termination of employment with Parent, Mr. O'Mahoney may not, directly or indirectly, engage in any business which competes with Parent or the Company.

     The new agreement places certain restrictions upon Mr. O'Mahoney's ability to communicate confidential information concerning Parent or the Company to third parties. The new agreement also provides that Parent will pay Mr. O'Mahoney such additional amounts as may be necessary to cover certain taxes that Mr. O'Mahoney would have to pay on certain payments he is entitled to receive.

     In addition, the Company has employment agreements with Jack Baarends, a Vice President of the Company, and Mark W. Joslin, its Chief Financial Officer and Treasurer, described under the section captioned "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" in Schedule I hereto. Nathan Goodnow, who became a Vice President of the Company in October 1999, also has a similar agreement. In the event of a change in control (as defined therein), Mr. Baarends, Mr. Joslin and Mr. Goodnow may, under certain circumstances, terminate the agreements and be entitled to lump sum payments equal to all salary owed for the balance of the agreement term (two years from the date of the change in control). The purchase of Shares pursuant to the Offer will constitute a change in control for purposes of those agreements. The lump sum amounts that would be payable to Mr. Baarends, Mr. Joslin and Mr. Goodnow if their respective agreements were terminated in accordance with their terms would be approximately $300,000, $380,000 and $300,000, respectively, at April 30, 1999.

OPTIONS HELD BY EXECUTIVE OFFICERS AND DIRECTORS

     In exchange for cancellation of their options at the Effective Time, pursuant to the terms of the Merger Agreement the Company's directors and executive officers would receive payments as follows: John P. O'Mahoney, $516,250.00; William P. Clark, $20,625.00; Arthur A. Hartman, $20,625.00;
Leonard P. Judy, $20,625.00; Richard D. Nordman, $24,375.00; Fred G. Steingraber, $20,625.00; Jack Baarends, $90,400.00; Nathan Goodnow, $129,375.00;
and Mark W. Joslin, $175,384.38.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

     The discussion under the section "Merger Agreement -- Directors' and Officers' Indemnification and Insurance" above is incorporated herein by reference.

APPRAISAL RIGHTS

     Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the Effective Time who did not vote in favor of or consent in writing to the Merger will have the right under Delaware law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares in accordance with
Section 262 of the DGCL. Under
said Section 262, dissenting stockholders who comply with the statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Merger or the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Merger. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     The Company's Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries) and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received by the Board of Directors of the Company from ABN AMRO Incorporated that the Offer Price to be received by the holders of Common Stock in the Offer and in the Merger is, as of the date of such opinion and based on and subject to certain matters and assumptions stated therein, fair to such stockholders (other than Parent and its affiliates) from a financial point of view. The full text of the fairness opinion received by the Board of Directors of the Company from ABN AMRO Incorporated (the "ABN AMRO Opinion") is filed as an exhibit to this Schedule 14D-9 and as Annex A hereto and is incorporated herein by reference. Stockholders are urged to read such opinion in its entirety.

     A copy of the press release issued jointly by the Company and Parent on April 28, 1999 announcing the Merger and the Offer is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (b) Background of the Offer; Reasons for the Recommendation

BACKGROUND

     The Company had become aware in the fall of 1997 that the estate of Daniel
J. Terra (the "Estate"), which then owned approximately 25% of the outstanding Shares, had engaged an investment banking firm to explore alternatives with respect to the Shares held by the Estate, including the sale of such Shares or the possible sale of the Company. During late 1997 and early 1998 the Company's Board of Directors considered the possibility of a sale of the Company, as well as the effects of a possible sale of the Estate's Shares. The Company's Board determined that it was then in the Company's best interests to continue as an independent company, without the potential concerns arising from the existence of a single large stockholder such as the Estate (or any person to whom the Estate might sell its Shares). On April 1, 1998 the Company's Board approved, and the Company entered into, an agreement providing for the purchase by the Company of the Shares held by the Estate at a price of $11.375 per Share. The purchase occurred on April 1, 1998.

     Prior to and after the repurchase from the Estate, management of the Company had continued to explore and evaluate ways of expanding the Company's business through potential acquisitions, joint ventures or other arrangements. On July 1, 1998, the Company engaged an advisor to evaluate possible acquisition targets in connection with such growth plans. During the second half of 1998, the Company held preliminary discussions with several companies, both in its industry and in aligned industries, concerning acquisitions by the Company of all or part of those companies. Management's evaluation of several specific potential candidates for acquisition by the Company continued through the second half of 1998, with one such acquisition (of Robert Kraemer in Germany) occurring in December 1998. As part of its continuing evaluation, management also considered the increasing consolidation in its industry and in the industries of its principal customers, and the potential need for greater resources than those of the Company alone to most effectively implement management's growth plans for the Company.

     In mid-October 1998, Earnest W. Deavenport, Jr., Chairman of the Board and Chief Executive Officer of Parent, contacted John P. O'Mahoney, Chairman of the Board and Chief Executive Officer of the Company, regarding the possibility of a meeting to learn more about the Company. On October 19, 1998, Mr. Deavenport, Allan R. Rothwell, Senior Vice President and Chief Financial Officer of Parent, and Bruce E. Moore, Vice President and General Manager of Coatings, Inks & Resins of Parent, met with Mr. O'Mahoney at the Company executive offices in Pleasant Prairie, Wisconsin. At that meeting, Parent expressed its interest in entering into a business combination transaction with the Company.

     As a result of this meeting, Parent and the Company agreed to enter into a confidentiality agreement, with Parent executing the confidentiality agreement on October 30, 1998 and the Company executing the confidentiality agreement on November 3, 1998.

     On November 3, 1998, at Parent's executive offices in Kingsport, Tennessee, Messrs. Rothwell and Moore, together with other members of senior management of Parent and Parent's financial advisor, met with Mr. O'Mahoney, Mark W. Joslin, Chief Financial Officer and Treasurer of the Company, Jack Baarends, Vice President of the Company, and other Company representatives. This meeting continued to be exploratory in nature, with the parties discussing in general terms the strategic benefits of Parent's proposed combination with the Company. Members of management of Parent and the Company met again on November 20, 1998, and held more detailed discussions throughout December 1998.

     Members of management of Parent and the Company, together with their respective advisors, met on January 7, 1999 and Messrs. Rothwell and O'Mahoney met again on January 25, 1999. None of these contacts led to any agreements or understandings regarding an acquisition of the Company by Parent and on February 4, 1999, the Parent Board determined to terminate negotiations regarding Parent's potential acquisition of the Company.

     During the period beginning in late summer of 1998, management of the Company also held informal preliminary discussions with several other parties, including representatives of another company ("Company A") which executed a confidentiality agreement. The Company initially expressed an interest in acquiring part of the business of Company A. However, Company A was interested in a possible business combination with the Company that would have involved Company A taking a majority interest in the Company. Management of the Company indicated it was not interested in such a structure. In further discussions in February and March 1999, Company A then raised the possibility of acquiring the entire equity interest in the Company. Management of the Company discussed the possible terms of such an acquisition with Company A, but no agreement was reached.

     At its March 19, 1999 meeting, the Company's Board of Directors, after hearing a presentation from management concerning its discussions with several parties who had indicated an interest in acquiring a part or all of the Company, directed management to request those interested parties to present a specific proposal by the Board's next meeting on April 7. The Board also determined that the purchase price in any transaction would have to be at least $12.00, and instructed management to pursue discussions with interested parties seeking to obtain a price in excess of $12.00. (On March 18, 1999, the closing sales price of the Common Stock was $6.25.)

     Company A continued to express a desire to negotiate an acquisition of the Company, but indicated that it would need to do substantial due diligence before proposing a price. On March 30, 1999 and for the remainder of that week, representatives of Company A conducted a due diligence investigation of the Company. On April 5, 1999 Company A submitted a letter proposing to acquire the Company through a cash merger, together with a draft merger agreement.

     During the last week of March and first week of April, management also engaged in discussions with a third company ("Company B") about a possible business combination. This combination would have involved Company B acquiring a majority, but not all, of the Shares.

     In late March 1999, Mr. O'Mahoney informed Mr. Rothwell that other companies had expressed interest in acquiring the Company and inquired as to whether Parent would again be interested in entering into a business combination with the Company. As a result of this conversation, on April 1, 1999, Messrs. Rothwell, Moore and Prentice McKibben, Business Development Director for Parent, met with Mr. O'Mahoney to renew negotiations regarding a business combination transaction.

     Throughout the next week, the parties engaged in a series of conversations. On April 6, 1999, Mr. Deavenport sent a letter to Mr. O'Mahoney submitting a non-binding proposal to acquire, subject to Parent's due diligence investigation, all of the Company's issued and outstanding shares at a price in the range of $12.25 to $12.75 per Share. Following conversations between Mr. Rothwell and Mr. O'Mahoney, on April 7, 1999, Mr. Deavenport sent a letter to Mr. O'Mahoney submitting a non-binding proposal to acquire, subject to Parent's due diligence investigation, all of the Company's issued and outstanding Shares at a price in the range of $12.50 to $12.75 per Share.

     At its April 7 meeting, the Company's Board, after being informed of the status of discussions with all parties, authorized management to continue discussions with Parent and Company A and Company B and to permit Parent and Company A to proceed with their due diligence.

     On April 8, 1999, Parent, its financial advisor and independent auditors met with the Company and one lawyer from its outside law firm and commenced Parent's due diligence investigation. Parent expanded its due diligence activities to include the world-wide operations of the Company, and engaged in due diligence until execution of the Merger Agreement. From April 10 through April 12, Messrs. Rothwell, Moore and O'Mahoney continued discussions regarding the terms of Parent's proposed acquisition of the Company, with Parent's representatives informing Mr. O'Mahoney that after due diligence conducted thus far Parent was then considering a price range of $12.00 to $12.25.

     On April 13, 1999, Mr. Rothwell and Mr. O'Mahoney discussed a non-binding proposal to acquire, still subject to completion of ongoing due diligence, all of the Company's issued and outstanding shares at a price in the range of $12.25 to $12.50 per Share. At its April 13 meeting, the Company's Board, having heard management's presentation updating the status of discussions with the three potential acquirers, determined that (i) discussions with Company B, which was not interested in an acquisition of the entire equity interest in the Company, should be terminated as not being in the best interests of stockholders; (ii) discussions with Company A should only be continued if Company A would consider a higher price; and (iii) discussions with Parent should be continued, with management attempting to get Parent to raise its price. The Company subsequently terminated discussions with Company A as all the prices discussed with Company A were below the price eventually agreed to by Parent.

     On April 19, 1999, outside legal counsel to Parent and the Purchaser provided initial drafts of the Merger Agreement and the Stock Option Agreement to the Company and its outside legal counsel. During the period from April 19, 1999 through April 27, 1999, the parties conducted negotiations with respect to the Merger Agreement and the Stock Option Agreement and related business issues including price, the amount of the termination fee, the right of the Company to a termination fee in the event of a breach by Parent, Parent's request for a "lock-up" option and certain terms of the Offer and the Merger.

     On April 21, 1999, the Company engaged ABN AMRO Incorporated as a financial advisor in connection with analyzing the fairness of the proposed transaction from a financial point of view.

     On April 24, 1999, following Parent's due diligence investigation, Messrs. Rothwell, Moore and McKibben conducted discussions with Mr. O'Mahoney in which Parent's representatives initially suggested a price of $12.00 per share. Mr. O'Mahoney responded that the Company was seeking a price of $12.50. Further discussions between Mr. O'Mahoney and Parent's representatives resulted in a tentative agreement on a price of $12.25 per share, subject to satisfactory completion of negotiations with respect to the Merger Agreement and the Stock Option Agreement. On April 26, 1999, the parties agreed on the amount of the termination fee and expense reimbursement, agreed that the Company would be entitled to a termination fee in the event of a breach by Parent and that the Company would not grant a "lock-up" option. On April 27, 1999, the remaining details of the Merger Agreement and Stock Option Agreement were finalized.

     At a meeting of the Board of Directors of Parent (the "Parent Board"), held on April 27, 1999, the Parent Board approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Stock Option Agreement.

     At a meeting of the Company Board held on April 27, 1999, the Company Board discussed Parent's proposal, ABN AMRO Incorporated delivered to the Company Board its opinion to the effect that, as of such date and based upon and subject to certain matters and assumptions stated therein, the consideration to be received by the holders of Shares pursuant to the Offer and under the terms of the Merger Agreement is fair to such holders from a financial point of view, and management discussed the effect of the Merger on outstanding options and the terms of Mr. O'Mahoney's new employment agreement. At the conclusion of its discussion, the Company Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stock Option Agreement, and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the holders of the Shares, and unanimously recommended that stockholders of the Company accept the Offer and tender their Shares.

     Following the approval of the Company Board, on April 27, 1999, Parent, the Purchaser and the Company executed and delivered the Merger Agreement and on April 28, 1999, they issued a press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

     On May 4, 1999, pursuant to the terms of the Merger Agreement, Purchaser and Parent commenced the Offer.

REASONS FOR THE RECOMMENDATION

     In reaching its conclusions to approve the Merger and recommend that stockholders accept the Offer, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

          (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

          (ii) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects;

          (iii) the intense competition in the Company's markets and the Company's ability at its current size to continue to effectively compete in those markets;

          (iv) the Board of Directors' review over the last ten months of the Company's strategic plan and its reevaluation of whether remaining independent was the best means to achieve the Company's business goals;

          (v) that the $12.25 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents an approximately 37% premium over the closing market price of $8.9375 per Share on April 27, 1999, the last full trading day prior to the announcement of the execution of the Merger Agreement, and premiums of approximately 56% and 75% over the average closing prices for the one-week period and the four-week period, respectively, preceding April 26, 1999, and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

          (vi) that the Offer and the Merger would not be subject to any financing condition and that Parent has represented that the funds necessary to consummate the Offer and the Merger are available and will be provided to Purchaser;

          (vii) the written opinion of ABN AMRO Incorporated that the Offer Price to be received by the holders of Common Stock in the Offer and the Merger is fair to such stockholders (other than Parent and its affiliates) from a financial point of view; a copy of the ABN AMRO Opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Holders are urged to read such opinion in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by ABN AMRO Incorporated;

          (viii) the presentation of ABN AMRO Incorporated to the Board of Directors at its meeting on April 27, 1999, as to various financial and other matters involving the Company and the transaction which the Board of Directors deemed relevant, including, among other things, (a) a review of the Company's historical and projected financial performance and other data provided to ABN AMRO Incorporated by the Company relating to the Company's business, (b) a review of the historical stock prices and trading volumes of the Shares, (c) a review of the trading and operating performance of certain publicly traded specialty chemicals companies, (d) a review of certain transactions in the specialty chemicals industry, (e) a review of premiums paid in certain other transactions, (f) a discounted cash flow valuation of the Company, and (g) an analysis of the consideration implied by the Offer Price as a multiple of various measures of the Company's operating performance;

          (ix) the fact that management of the Company had held discussions with other parties, including all of the companies it reasonably considered to be a potential interested party, concerning possible business combinations, and such discussions had resulted in only one other party making a serious proposal, which involved a proposed merger at a lower price per share than the Offer Price;

          (x) the fact that, to the extent required by the fiduciary obligations of the Company's Board of Directors to the stockholders under Delaware law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of a $14 million termination fee and up to $2.5 million of Parent's expenses associated with the Offer and the Merger;

          (xi) the fact that, provided that the Company is not in material breach of the Merger Agreement, Parent shall pay the Company a $14 million termination fee and up to $2.5 million of the Company's expenses incurred in connection with the Offer if the Company's Board of Directors terminates the Merger Agreement due to Parent's or Purchaser's breach of or material failure to perform or comply with its material covenants and agreements contained in the Merger Agreement or breach of its representations and warranties in any material respect;

          (xii) the future of the Company's employees and Parent's expressed intention to keep the Company's existing work force substantially in place; and

          (xiii) the impact of the Offer and the Merger on existing options and employment agreements with Company personnel and the terms and conditions of the new employment agreement to be entered into between the Company, Parent and Mr. O'Mahoney.

     The foregoing is not intended to be exhaustive, but is intended to include many of the material factors considered by the Company's Board. In view of the complexity and variety of the issues, the Board did not attempt to quantify or otherwise attempt to assign any relative or specific weights to the specific factors considered, and individual directors may have given differing weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     First Analysis Securities Corporation has served as financial advisor to the Company in connection with a possible transaction involving the Company and Parent. Upon completion of the Merger, First Analysis Securities Corporation will be entitled to a fee of $2.5 million.

     In the ordinary course of business, First Analysis Securities Corporation may actively trade the Company Common Stock and other securities of the Company, as well as the common stock of Parent and other securities of Parent, for its own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

     The Company also retained ABN AMRO Incorporated on April 21, 1999 as a financial advisor in connection with analyzing the fairness of the proposed transaction from a financial point of view. Pursuant to its agreement with the Company, ABN AMRO Incorporated became entitled to receive $350,000, $50,000 of which was paid upon signing of the agreement by ABN AMRO and the Company, and the balance upon delivery of the ABN AMRO Opinion. In addition the Company has agreed to reimburse ABN AMRO Incorporated for its out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify ABN AMRO Incorporated and its partners, employees, agents, affiliates or controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under Federal securities laws.

     In the ordinary course of business, ABN AMRO Incorporated may actively trade the Company Common Stock and other securities of the Company, as well as the common stock of Parent and other securities of Parent, for its own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) State Business Combination Law

     Delaware. The Company has elected not to be governed by Section 203 of the Delaware General Corporation Law.

     Wisconsin. Although the Company is organized under the laws of the State of Delaware, since the Company's executive offices and principal place of business are located in the State of Wisconsin, the Offer could be subject to Chapter 552 of the Wisconsin Statutes, the Wisconsin Corporate Take-Over Law ("Chapter 552"). Chapter 552 makes it unlawful, under certain circumstances, for any person to make a "take-over offer" involving a "target company" in Wisconsin which meets certain criteria, or to acquire any equity securities of such a target company pursuant to the take-over offer, unless a registration statement has been filed with the Division of Securities of the Wisconsin Department of Financial Institutions at least ten days prior to the commencement of the take-over offer and that agency does not delay the effectiveness of the take-over offer by order or request for a hearing. The Company believes that it meets an exception to the registration provisions of Chapter 552 and, consequently, such provisions of Chapter 552 should be inapplicable to the Offer and the Merger. However, Chapter 552 also imposes certain reporting and filing requirements on persons making a take-over offer and makes unlawful certain fraudulent and deceptive practices in connection with a take-over offer. Parent and Purchaser have indicated their intent to comply with such requirements and prohibitions to the extent required by Chapter 552. The foregoing description of Chapter 552 is not necessarily complete and is qualified by reference to the provisions of Chapter 552 and the rules and regulations promulgated thereunder.

     (b) Antitrust

     The Offer and the Merger are subject to the HSR Act and the rules promulgated thereunder, which provide that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

     A Notification and Report Form with respect to the Offer is expected to be filed under the HSR Act on or about May 4, 1999 by each of Parent and the Company. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar-day waiting period following the filing by the Parent, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. Accordingly, if Parent makes such filing on May 4, 1999, the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on May 19, 1999, unless, prior to the expiration or termination of the waiting period, the FTC or the Antitrust Division extends the waiting period by requesting additional information or documentary material. If such a request is made, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

     The Merger may not be consummated until 30 calendar days after receipt by the Antitrust Division and the FTC of the Notification and Report Forms of both Parent and the Company unless Purchaser acquires 50% or more of the outstanding Shares pursuant to the Offer or the 30-day period is earlier terminated by the Antitrust Division and the FTC.

     The FTC and the Antitrust Division frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares pursuant to the Merger, the Antitrust Division or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent, the Company or their respective affiliates. Private parties and state attorneys general may also bring legal action under the Antitrust Laws under certain circumstances.

     As used in this Schedule 14D-9, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     Foreign Laws. Parent, the Company and certain of their subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the currently scheduled Expiration Date. Purchaser has informed the Company that Purchaser is seeking further information regarding the applicability of any such laws and currently intends to take such action as may be required or desirable. Pursuant to the Merger Agreement, if any such filings or approvals may not be made or obtained prior to the currently scheduled Expiration Date, the Purchaser has the right, in its sole discretion, to extend the Offer until such time as all required or desirable filings and approvals may be made or obtained, provided that the Offer may not be extended beyond October 31, 1999.

     (c) Environmental

     The Company will be required to comply with the New Jersey Industrial Site Recovery Act ("ISRA") and the rules promulgated thereunder with respect to the Company's South Kearney, Plainfield and Newark, New Jersey facilities. To comply with ISRA, the Company will be required to apply for and obtain New Jersey Department of Environmental Protection ("NJDEP") approval of a remediation agreement with respect to the South Kearney and Plainfield facilities prior to the Purchaser's acquisition of Shares pursuant to the Offer or the Merger. With respect to the Newark facility, the Company intends to apply for a waiver of the ISRA requirements on the basis that the previous owner of the facility is in the process of an ISRA proceeding in connection with a previous sale of assets to the Company. NJDEP approval of the waiver application must be obtained prior to the Purchaser's acquisition of Shares pursuant to the Offer or the Merger. NJDEP approval of ISRA remediation agreements and waiver applications are typically issued within 14 business days after receipt of the relevant application and associated documentation. The Company intends to file the relevant applications and associated documentation with the NJDEP no later than May 21, 1999.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
         NUMBER                                   DESCRIPTION
        -------                                   -----------
           1              -- Merger Agreement among the Company, Eastman Chemical
                             Company and Lipstick Acquisition Corp. dated as of April
                             27, 1999 (incorporated herein by reference to Exhibit
                             (c)(1) to Schedule 14D-1 of Lipstick Acquisition Corp.,
                             filed on May 4, 1999).
           2              -- Short Form Merger Option Agreement among the Company,
                             Eastman Chemical Company and Lipstick Acquisition Corp.
                             dated as of April 27, 1999 (incorporated herein by
                             reference to Exhibit (c)(2) to Schedule 14D-1 of Lipstick
                             Acquisition Corp., filed on May 4, 1999).
           3              -- Employment Agreement dated April 27, 1999 between John P.
                             O'Mahoney, Eastman Chemical Company and the Company and
                             letter of Eastman Chemical Company, dated April 27, 1999,
                             to John P. O'Mahoney.
           4              -- Opinion of ABN AMRO Incorporated, dated April 27, 1999
                             (attached to Schedule 14D-9 mailed to stockholders as
                             Annex A).
           5              -- Consent of ABN AMRO Incorporated (included in Exhibit 4).
           6              -- Press Release issued jointly by the Company and Eastman
                             Chemical Company on April 28, 1999 (incorporated herein
                             by reference to Exhibit 99.1 to the Company's current
                             report on Form 8-K dated April 28, 1999).
           7              -- Confidentiality Agreement dated October 30, 1998 between the Company and Eastman Chemical Company (incorporated
                             herein by reference to Exhibit (c)(3) to Schedule 14D-1
                             of Lipstick Acquisition Corp., filed on May 4, 1999).
           8              -- Letter dated April 28, 1999 from John P. O'Mahoney to the stockholders of the Company (included with Schedule 14D-9
                             mailed to stockholders).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            LAWTER INTERNATIONAL, INC.

                                            By:    /s/ JOHN P. O'MAHONEY
                                              ----------------------------------
                                                     John P. O'Mahoney
                                            Chairman and Chief Executive Officer

May 4, 1999

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                   DESCRIPTION
        -------                                   -----------
           1              -- Merger Agreement among the Company, Eastman Chemical
                             Company and Lipstick Acquisition Corp. dated as of April
                             27, 1999 (incorporated herein by reference to Exhibit
                             (c)(1) to Schedule 14D-1 of Lipstick Acquisition Corp.,
                             filed on May 4, 1999).
           2              -- Short Form Merger Option Agreement among the Company,
                             Eastman Chemical Company and Lipstick Acquisition Corp.
                             dated as of April 27, 1999 (incorporated herein by
                             reference to Exhibit (c)(2) to Schedule 14D-1 of Lipstick
                             Acquisition Corp., filed on May 4, 1999).
           3              -- Employment Agreement dated April 27, 1999 between John P.
                             O'Mahoney, Eastman Chemical Company and the Company and
                             letter of Eastman Chemical Company, dated April 27, 1999,
                             to John P. O'Mahoney.
           4              -- Opinion of ABN AMRO Incorporated, dated April 27, 1999
                             (attached to Schedule 14D-9 mailed to stockholders as
                             Annex A).
           5              -- Consent of ABN AMRO Incorporated (included in Exhibit 4).
           6              -- Press Release issued jointly by the Company and Eastman
                             Chemical Company on April 28, 1999 (incorporated herein
                             by reference to Exhibit 99.1 to the Company's current
                             report on Form 8-K dated April 28, 1999).
           7              -- Confidentiality Agreement dated October 30, 1998 between the Company and Eastman Chemical Company (incorporated
                             herein by reference to Exhibit (c)(3) to Schedule 14D-1
                             of Lipstick Acquisition Corp., filed on May 4, 1999).
           8              -- Letter dated April 28, 1999 from John P. O'Mahoney to the stockholders of the Company (included with Schedule 14D-9
                             mailed to stockholders).

                                   SCHEDULE I

                           LAWTER INTERNATIONAL, INC.
                                 ONE TERRA WAY
                                8601 95TH STREET
                       PLEASANT PRAIRIE, WISCONSIN 53158

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about May 4, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Lawter International, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $1.00 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On April 27, 1999, the Company, Eastman Chemical Company, a Delaware corporation ("Parent"), and Lipstick Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares, at a price of $12.25 per Share net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to take such action as Purchaser may reasonably request to cause Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers -- Right to Designate Directors; Parent Designees" below.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 4, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Tuesday, June 1, 1999, unless the Offer is extended.

     The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of April 27, 1999, there were 33,068,076 shares outstanding and 2,226,465 shares reserved for issuance upon exercise of outstanding options. The Board of Directors currently consists of six members. At each annual meeting of stockholders, directors are elected to hold office for one year terms, until the next annual meeting of stockholders.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment for any Shares satisfying the Minimum Condition, Parent shall be entitled to designate the number of directors, rounded up to the nearest whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the directors designated by Parent) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding. The Company has agreed that, upon request of Parent, it will use its best efforts promptly either to increase the size of its Board of Directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be so elected or appointed to the Company's Board of Directors, and that it shall cause Parent's designees to be so elected or appointed at such time.

     Purchaser has indicated that it will designate Allan R. Rothwell, Bruce E. Moore, Darryl K. Williams and David A. Beanblossom as Parent's designees (the "Parent Designees").

     Allan R. Rothwell is President of the Purchaser. Mr. Rothwell is also Senior Vice President and Chief Financial Officer of Parent. Mr. Rothwell joined Parent in 1969 and was appointed Business Director, Industrial Intermediates, in 1993. In 1994, he became Vice President and General Manager, Container Plastics, was appointed Vice President, Corporate Development and Strategy, in 1997, and assumed his current position in 1998.

     Bruce E. Moore is Vice President and General Manager of Coatings, Inks & Resins of Parent. He joined Parent in 1962 as a sales trainee in the Chemicals Division, was named Director of Marketing in the International Division in 1984 and Director of Field Marketing in the Chemicals Division in 1986. In 1990, Mr. Moore became the Chemicals Division Director of Product Management, was named Vice President of Asia Pacific and Latin America Sales in 1991 and appointed to Director of Eastman Chemical Asia Pacific Pte. Ltd. He was appointed to his present position in 1998.

     Darryl K. Williams is Senior Vice President, Technology and Quality, of Parent. Mr. Williams joined Parent in 1965. He was appointed President of Eastman Chemical Japan Ltd., in 1992, was named Vice President, Asia Pacific Regional Support Services, in 1993, was appointed Vice President, Asia Pacific Sales, in 1994, and was named Senior Vice President, Technology, in 1996. He assumed his current position in 1998.

     David A. Beanblossom is Managing Counsel, Corporate Mergers and Acquisitions and Joint Ventures for Parent. He joined Parent in 1987 as Senior Counsel. Prior to joining Parent, he was General Counsel for The Stone Petroleum Corporation from 1981 to 1987. Prior to this, he was a partner in the law firm of Frost & Jacobs, Cincinnati, Ohio. He joined Frost & Jacobs after graduating from law school in 1971.

     None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent and Purchaser, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Parent and Purchaser that, to the best of Parent's and Purchaser's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed herein or in the Schedule 14D-9.

     It is expected that the Parent Designees may assume office at any time following the acceptance for payment of, and payment for, any Shares pursuant to the Offer, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

     Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

                                   DIRECTORS

     The names of the members of the Board of Directors, and certain information with respect to each, are as follows:

                                                                  YEAR FIRST
                                                              ELECTED A DIRECTOR
                                                              ------------------
William P. Clark, 67........................................         1985
  Chief Executive Officer, Clark Company, private
  investments, since 1985. Senior Counsel to the law firm of
  Clark, Cali & Negranti, since 1996. Chairman, US-ROC
  (Taiwan) Business Council, since 1997. He is a director of
  SBC Communications, Inc.(1)(2)(3)
Arthur A. Hartman, 72.......................................         1994
  Senior Consultant, APCO Associates, Inc., international
  business consultant since 1989. He is a director of Ford
  Meter Box, Co., Dreyfus Funds, and Chairman, First NIS
  Investment Fund.(1)(2)(3)
Leonard P. Judy, 50.........................................         1993
  Private investor since August 1994. Chairman of the Board
  and Chief Executive Officer 1988-1994, Rust-Oleum
  Corporation, manufacturer and marketer of premium
  coatings.(1)(2)(3)
Richard D. Nordman, 52......................................         1982
  Consultant, 1996-1997. President and Chief Operating
  Officer of the Company, 1986-1995, Chairman, Crown
  Financial Group, Inc., investment advisors, since
  1996.(1)(3)
John P. O'Mahoney, 42.......................................         1996
  Chairman, since July 1996 and Chief Executive Officer,
  since January 1996, Vice President, 1993-1995, of the
  Company.
Fred G. Steingraber, 60.....................................         1993
  Chairman of the Board and Chief Executive Officer,
  1986-1995 and 1999, Chief Executive Officer, since 1983,
  A.T. Kearney, Inc., international management consultants.
  He is a director of Maytag Corporation, Mercury Finance
  Company, Southeastern Thrift and Bank Fund, and A.T.
  Kearney, Inc.(1)(2)(3)

---------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Nominating Committee.

     The Board of Directors of the Company held ten meetings during 1998. The Board has three committees, the Audit Committee, which held two meetings during 1998, the Compensation Committee, which held three meetings during 1998, and the Nominating Committee, which did not meet during 1998. Each director attended at least 75% of the aggregate of the meetings of the Board and the committees of which he is a member.

     The functions of the Audit Committee are to recommend to the Board of Directors the independent auditors to be selected for each year and to discuss with the auditors the scope of the annual audit, the results thereof, and the adequacy of the Company's accounting, financial and operating controls.

     The functions of the Compensation Committee are to review the performance and compensation of officers and to approve stock options granted to officers and other key employees.

     The function of the Nominating Committee is to recommend nominees for election to the Board of Directors. The Nominating Committee will consider recommendations for nominees for directorships submitted by stockholders. Stockholders may submit such recommendations in writing to the Secretary at the Company's Corporate Headquarters.

     No authority under the enclosed proxy will be exercised to vote for any person as a director who is not included in the nominees named above, unless any of such nominees should become unable to serve, in which case it is intended that the proxy will be voted for a nominee or nominees who will be designated by the Board of Directors. The Board has no reason to believe that any of the above nominees will cease to be a candidate prior to the meeting.

                               EXECUTIVE OFFICERS

     Information with respect to the executive officers of the Company is as follows:

                                                                                              YEAR
NAME                                                    POSITION                       AGE   ELECTED
----                                                    --------                       ---   -------
John P. O'Mahoney.................  Chairman of the Board and Chief Executive Officer  42     1996
Mark W. Joslin....................  Chief Financial Officer, Treasurer and Secretary   39     1996
Jacob F. Baarends.................  Vice President                                     51     1998
Nathan L. Goodnow.................  Vice President                                     36     1998

     Mr. O'Mahoney served as Vice President of the Company, 1993-1995. Mr. Joslin served as the Corporate Controller of ANGUS Chemical Company, 1991-1996. Mr. Baarends served as the European and Pacrim Technical Director of the Company, 1991-1998. Mr. Goodnow served as Operations Manager of BASF Corporation, 1993-1998.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Each director and officer of the Company is required to report to the Securities and Exchange Commission his or her transactions in the Common Stock of the Company. During 1998, all reports were filed on a timely basis.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is composed of William P. Clark, Arthur A. Hartman, Leonard P. Judy and Fred G. Steingraber, the four independent, non-employee directors.

     Mr. Arthur A. Hartman, a Director of the Company, also serves as the Chairman and President of the Terra Foundation For The Arts, which is the sole remainder beneficiary of the estate of Daniel J. Terra (the "Estate"). On March 19, 1998, the Company agreed to repurchase all 11,503,130 shares of Company Common Stock held by the Estate, representing approximately 25.4% of the Company's outstanding Common Stock at that time, at a price of $11.375 per share, for a total purchase price of $130,848,104. Consummation of the transaction was completed on April 1, 1998.

                           COMPENSATION OF DIRECTORS

     Directors of the Company who are not officers were paid an annual fee of $15,000 plus $1000 for each Board or Committee meeting attended.

     Pursuant to the Company's 1995 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director's Plan"), each eligible director, upon his or her initial election by the stockholders to the Board of Directors, is automatically granted an option to purchase a total of 15,000 shares of Common Stock, and upon his or her next election, is automatically granted one additional option to purchase 15,000 shares of Common Stock. Each director of the Company who is eligible to be granted an option under the Director's Plan shall thereafter receive an automatic grant for 5,000 shares the third and each subsequent time he or she is elected a director by the stockholders. On April 23, 1998, each of the non-employee directors received a grant of options covering 5,000 shares of Common Stock under the Director's Plan at an exercise price of $10.375 per share.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information as of February 12, 1999 as to the beneficial ownership of the Company's outstanding Common Stock by the directors and named executive officers of the Company and by all directors and executive officers of the Company as a group:

                                                               SHARES OF
                                                             COMMON STOCK          PERCENT
NAME                                                     BENEFICIALLY OWNED(1)   OF CLASS(1)
----                                                     ---------------------   -----------
Jack Baarends..........................................           61,571              (2)
William P. Clark.......................................           55,000              (2)
Arthur A. Hartman......................................        1,383,487(3)          4.1%
John P. Jilek..........................................          271,000              (2)
Mark W. Joslin.........................................           95,350              (2)
Leonard P. Judy........................................           64,000              (2)
Richard D. Nordman.....................................          222,857              (2)
John P. O'Mahoney......................................          423,767             1.2%
Fred G. Steingraber....................................           55,000              (2)
All directors and executive officers as a group........        2,660,603             7.8%

---------------

(1) The numbers and percentages of shares owned as shown in the table assume that currently unexercised stock options covering shares which were exercisable within 60 days of February 12, 1999 had been exercised as follows: Mr. Baarends 33,000, Mr. Clark 55,000; Mr. Hartman 55,000; Mr. Jilek 255,000, Mr. Joslin 59,350; Mr. Judy 55,000; Mr. Nordman 200,000; Mr.
    O'Mahoney 325,000; Mr. Steingraber 55,000; and all current directors and executive officers as a group 1,092,350. Such persons and the members of such group disclaim any beneficial ownership of the shares subject to such options.

(2) Less than 1%.

(3) Includes 1,328,487 shares owned by the Terra Foundation For The Arts of which Mr. Hartman is the President and Chairman.

               EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
                       AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has employment agreements with Mr. O'Mahoney, Mr. Baarends and Mr. Joslin, that are activated only on a change in control. Until then, these employees remain subject to termination at will. The employment agreements with Mr. O'Mahoney, Mr. Baarends and Mr. Joslin will become effective upon a "change in control" (defined as (i) an event that would be required to be reported as such pursuant to Schedule 14A of Regulation 14A promulgated under the Exchange Act; (ii) certain changes in membership of the Board of Directors; or (iii) for Mr. O'Mahoney, upon failure to be re-elected as a director following the occurrence of either the foregoing clause (i) or (ii)). Providing that each individual is still serving as an officer at the time of such a change in control, the agreements provide that the Company will continue to employ Mr. O'Mahoney for a period of three years, and Mr. Baarends and Mr. Joslin for a period of two years, after such change in control at a guaranteed minimum salary equal to his salary at the time thereof. The agreements also provide that Mr. O'Mahoney, Mr. Baarends and Mr. Joslin may participate without discrimination in all of the Company's benefit plans available to its officers, prohibits Mr. O'Mahoney, Mr. Baarends and Mr. Joslin from disclosing confidential information during or after employment and prohibits Mr. O'Mahoney, Mr. Baarends and Mr. Joslin from working for a competitor of the Company during employment and for a period of eighteen months following termination of employment. In the event that the location of the Company's office is changed by more than 150 miles, or their positions and duties are changed following the agreement becoming effective upon a change in control, Mr. O'Mahoney, Mr. Baarends and Mr. Joslin may terminate their agreements, whereupon their salary and benefits for the remainder of the term will become payable in a lump sum. Mr. O'Mahoney may also terminate the agreement upon a change in control by submitting written notice of such termination not less than six months nor more than 12 months from the change in control. In addition, if an excise tax is imposed pursuant to the applicable provisions of the Internal Revenue Code upon any payments to Mr. O'Mahoney, Mr. Baarends or Mr. Joslin by the Company, the agreements provide that they will be paid an additional amount calculated so as to provide them with the same compensation they would have received had no excise tax been imposed.

     On September 17, 1998, the Company entered into a settlement agreement and release with Mr. Jilek, the Company's former president and chief financial officer. Under the terms of this agreement, Mr. Jilek agreed to make himself available a maximum of two and one half days per month through March 31, 2000 to provide information and assistance regarding operating and administrative matters. Mr. Jilek also agrees to release the Company and all related parties from all present and future claims. In exchange, Mr. Jilek is to receive payments, at his salary level at the time his employment terminated, through March 31, 2000, retain his rights through September 30, 2000 under Non-Qualified Stock Option Agreements granted prior to September 8, 1998 and receive a payment of an amount not to exceed $15,000 for outplacement services.

                             EXECUTIVE COMPENSATION

     The table below sets forth the annual, long term and other compensation for services in all capacities to the Company for the three years ended December 31, 1998 of those persons who were (1) the Chief Executive Officer and (2) the other three most highly compensated executive officers of the Company in 1998 (the Named Officers):

                           SUMMARY COMPENSATION TABLE

                                                                      LONG TERM
                                                                    COMPENSATION
                                           ANNUAL COMPENSATION         AWARDS
                                         -----------------------   ---------------
                                                                     SECURITIES
                                                    OTHER ANNUAL     UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR    SALARY    COMPENSATION   OPTIONS/SARS(#)   COMPENSATION(1)
---------------------------       ----   --------   ------------   ---------------   ---------------
John P. O'Mahoney...............  1998   $332,495     $    --          120,000          $ 25,746
  Chairman and                    1997    320,000          --           35,000            22,400
  Chief Executive Officer         1996    246,000      16,400(2)            --            17,220
Jack Baarends(3)................  1998    122,077          --           39,200             9,497
  Vice President                  1997    115,489          --            6,000             9,265
                                  1996    125,336          --            4,000            10,606
Mark W. Joslin..................  1998    157,083          --           56,250            11,921
  Chief Financial Officer and     1997    152,500          --           15,600            11,026
  Treasurer                       1996     70,000          --           25,000             7,100
John P. Jilek...................  1998    184,627(4)        --          30,000           108,627
  President and                   1997    225,000          --           25,000            15,750
  Chief Operating Officer         1996    192,000          --               --            13,440

---------------

(1) For Mr. O'Mahoney, Mr. Joslin and Mr. Jilek, the amounts in this column for 1998 consist of Company contributions to the Company's 401K Profit Sharing Plan of $18,771, $9,208 and $2,000, respectively, and the Company's Nonqualified Deferred Compensation Plan of $6,975, $2,713 and $3,238, respectively. For Mr. Baarends, the amount in this column for 1998 represents the Company's contribution for pension insurance in Belgium. For Mr. Jilek, an additional amount of $103,390 in this column for 1998 represents payments made in accordance with the Settlement Agreement and Release between Mr. Jilek and the Company.

(2) This amount represents educational expenses paid by the Company for Mr. O'Mahoney's children who attended private schools as a result of being transferred from Belgium to the United States in 1996.

(3) In 1996, 1997 and a portion of 1998, Mr. Baarends' salary was paid in Belgian Francs. The U.S. dollars shown here are affected by exchange rates.

(4) Represents salary paid to Mr. Jilek through the date of his separation from the Company.

                                 STOCK OPTIONS

     Options are granted to officers and other key employees under the Company's 1992 Non-Qualified Stock Option Plan which is administered by the Compensation Committee. Shown below is information with respect to the grant and exercise of options during 1998 and the unexercised options held as of December 31, 1998 by the Named Officers.

                           OPTION/SAR GRANTS IN 1998

                                                 INDIVIDUAL
                                                   GRANTS                          POTENTIAL REALIZABLE VALUE
                                         --------------------------                  AT ASSUMED ANNUAL RATES
                           NUMBER OF      % OF TOTAL                                     OF STOCK PRICE
                          SECURITIES     OPTIONS/SARS                                APPRECIATION FOR OPTION
                          UNDERLYING      GRANTED TO     EXERCISE                            TERM(3)
                         OPTIONS/SARS     EMPLOYEES       OR BASE     EXPIRATION   ---------------------------
                         GRANTED(3)(1)    IN 1998(2)    PRICE($/SH)      DATE          5%             10%
                         -------------   ------------   -----------   ----------   -----------   -------------
John P. O'Mahoney......     40,000(4)         7.4%       $11.8125       2-24-08     $297,153      $  753,043
                            80,000(6)        14.7%         8.5625      12-14-08      430,793       1,091,714
Jack Baarends..........     14,200(4)         2.6%        11.8125       2-24-08      105,489         267,330
                            10,000(5)         1.8%        10.0625       7-30-08       63,279         160,362
                            15,000(6)         2.8%         8.5625      12-14-08       80,774         204,696
Mark W. Joslin.........     18,750(4)         3.5%        11.8125       2-24-08      139,290         352,989
                            37,500(6)         6.9%         8.5625      12-14-08      201,934         511,741
John P. Jilek..........     30,000(4)         5.5%        11.8125       2-24-08      222,865         564,782

---------------

(1) The option grants were non-qualified stock options. These options become exercisable one year after the grant date.

(2) The percentage shown in the table is based on total options granted to officers and other key employees in 1998 of 543,415 shares of the Company's Common Stock.

(3) The potential realizable values shown in the table are based on assumed annual rates of stock price appreciation compounded annually. The actual value of the options will depend on the market value of the Company's Common Stock on the dates the options are exercised. No realization of value from the options is possible without an increase in the price of the Company's Common Stock, which would benefit all stockholders commensurately.

(4) The date of grant for these options was February 24, 1998.

(5) The date of grant for these options was July 30, 1998.

(6) The date of grant for these options was December 14, 1998.

                       AGGREGATED OPTION/SAR EXERCISES IN
                      1998 AND YEAR END OPTION/SAR VALUES

                                                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                       UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                           OPTIONS/SARS AT                OPTIONS/SARS
                           SHARES                       DECEMBER 31, 1998(#)         AT DECEMBER 31, 1998(1)
                         ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                     EXERCISE(#)   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   -----------   -----------   -------------   -----------   -------------
John P. O'Mahoney......      --            --          285,000        120,000        $93,750       $245,000
Jack Baarends..........      --            --           33,000         39,200          1,500         61,568
Mark W. Joslin.........      --            --           40,600         56,250          9,375        114,844
John P. Jilek..........      --            --          225,000         30,000         62,500             --

---------------

(1) The amounts reported here represent the mathematical differences before taxes between the aggregate exercise price and the market value on the actual dates of exercise or December 31, 1998 (if unexercised) rather than any actual net gain. Such amounts do not take into consideration the cost of funds used for purchase or additional taxes.

                           INDEBTEDNESS OF MANAGEMENT

     Under the terms of the stock option plan, officers may borrow funds from the Company in order to exercise their stock options. Interest is charged on the loans at the Company's effective rate to borrow funds, adjusted quarterly. During 1998, the Company's weighted average interest rate on borrowed funds domestically was 5.7%. The stock purchased is held as collateral by the Company. The loans were originally repayable within eighteen months. The Board of Directors extended these loans for an additional eighteen months. During 1998, Mr. Jilek had a maximum amount borrowed of $322,851 and Mr. O'Mahoney had a maximum amount borrowed of $158,079. Mr. Jilek paid off his loan in December 1998. As of February 28, 1999, the amount of the loan outstanding for Mr. O'Mahoney was $159,422.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following persons are known by the Company to be the beneficial owners of more than 5% of the Company's outstanding Common Stock, as of February 15, 1999:

NAME AND ADDRESS                                            AMOUNT AND NATURE
OF BENEFICIAL OWNERS                                     OF BENEFICIAL OWNERSHIP   % OF CLASS
--------------------                                     -----------------------   ----------
FMR Corp...............................................     4,088,900 shares          12.4%
  82 Devonshire Street
  Boston, Massachusetts 02109
Societe Generale Asset Management Corp.................     2,380,000 shares           7.2%
  1221 Avenue of the Americas
  New York, New York 10020
Geocapital, Corp.......................................     2,117,448 shares           6.4%
  767 Fifth Ave.
  45th Floor
  New York, New York 10153
Ryback Management Group................................     2,000,000 shares           6.0%
  7711 Carondelet Ave.
  Box 16900
  St. Louis, MO 63105

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Arthur A. Hartman, a Director of the Company, also serves as the Chairman and President of the Terra Foundation For The Arts, which is the sole remainder beneficiary of the estate of Daniel J. Terra (the "Estate"). On March 19, 1998, the Company agreed to repurchase all 11,503,130 shares of Company Common Stock held by the Estate, representing approximately 25.4% of the Company's outstanding Common Stock at that time, at a price of $11.375 per share, for a total purchase price of $130,848,104. Consummation of the transaction was completed on April 1, 1998.

     On November 17, 1998, the Named Officers and other key employees purchased 349,972 shares of Lawter Common Stock through the Company's Key Employee Investment Plan at the then market price of $8.75 per share. The number of shares purchased by Mr. O'Mahoney, Mr. Baarends and Mr. Joslin were 76,571, 28,571 and 36,000, respectively. Under the terms and conditions of the plan, the employees took out personal loans that are guaranteed by the Company to purchase the stock, and must hold the stock for a period of three years unless the employee separates from the Company or there is a change in control of the Company.

ABN AMRO LOGO                                                            ANNEX A
                                                      ABN AMRO Incorporated
                                                      208 South LaSalle Street
                                                      Chicago, Illinois
                                                      60604-1003
                                                      (312) 855-7600

April 27, 1999

Board of Directors
Lawter International, Inc.
One Terra Way
8601 95th Street
Pleasant Prairie, Wisconsin 53158

Members of the Board:

     We understand that Lawter International, Inc. ("Lawter" or the "Company"), Eastman Chemical Company ("Eastman") and Lipstick Acquisition Corp., a wholly owned subsidiary of Eastman ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the agreement dated as of April 27, 1999, (the "Merger Agreement") which provides, among other things, for: (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Company Common Stock") for $12.25 per share net to the seller in cash (the "Merger Consideration"); and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Eastman and each issued and outstanding share of Company Common Stock will be converted into the right to receive $12.25 per share in cash.

     You have asked us whether, in our opinion, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock (other than Eastman and its affiliates).

     In connection with this opinion, we have, among other things:

          i. reviewed certain publicly available financial statements and other business information relating to the Company;

          ii. reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by its management;

          iii. analyzed certain financial projections prepared by management of the Company;

          iv. discussed the past and current operations and financial condition and the prospects of the Company including information relating to certain strategic, financial and operational benefits anticipated from the transaction, with senior executives of the Company;

          v. reviewed recent discussions held by the Company with other potential acquirors and strategic third parties;

          vi. reviewed the reported prices and trading activity for the Company Common Stock;

          vii. compared the financial and operating performance of the Company and the prices and trading activities of the Company Common Stock with that of certain other publicly-traded companies that we considered to be relevant;

          viii. compared the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that we considered to be relevant;

          ix. reviewed the draft Merger Agreement and certain related documents; and

          x. performed such other analyses and examinations and considered such other matters as we deemed appropriate.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information reviewed by us and we have not obtained, nor have we made or assumed responsibility for undertaking, any independent verification of such information. We have assumed that financial data relating to the prospects of the Company have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company as to the future financial performance of the Company. We have also relied upon, without independent verification, the assessment by the management of the Company of the strategic and other benefits expected to result from the transaction. In addition, we have assumed, with your consent, that the transaction will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries. Our opinion is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date hereof.

     In connection with our engagement, we were not authorized to solicit, and did not solicit, indications of interest from third parties with respect to a possible transaction with the Company. We have acted as financial advisor to the Board of Directors of the Company in connection with rendering this opinion and will receive a fee for this opinion which is not contingent upon the consummation of the transaction. In addition, in the ordinary course of our business, we may actively trade the Company Common Stock and other securities of the Company, as well as the Eastman Common Stock and other securities of Eastman, for our own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

     It is understood that this letter is for the information and assistance of the Board of Directors of the Company in its consideration of the transaction contemplated by the Merger Agreement and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that the Company may use this letter in its entirety as part of any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. This letter does not address the Company's underlying business decision to enter into the transaction nor does it constitute a recommendation to any holder of the company Common Stock in connection with the Tender Offer or how such holder should vote with respect to the proposed Merger.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than Eastman and its affiliates).

                                            Very truly yours,
                                            SIG
                                            ABN AMRO Incorporated

                                        2